Exhibit 99.1

JOYY Reports Third Quarter 2023 Unaudited Financial Results

Singapore, November 30, 2023 (GLOBE NEWSWIRE) -- JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company,” formerly known as YY Inc.), a global technology company, today announced its unaudited financial results for the third quarter of 2023.

Third Quarter 2023 Financial Highlights1

● Net revenues were US$567.1 million, compared to US$586.7 million in the corresponding period of 2022.

● Net income attributable to controlling interest of JOYY2 was US$72.9 million, compared to US$515.3 million in the corresponding period of 2022.

● Non-GAAP net income attributable to controlling interest and common shareholders of JOYY3 was US$81.2 million, compared to US$76.9 million in the corresponding period of 2022.

Third Quarter 2023 Operational Highlights

● Average mobile MAUs of Bigo Live increased by 14.0% to 40.3 million from 35.4 million in the corresponding period of 2022.

● Average mobile MAUs of Likee was 41.0 million, compared to 50.6 million in the corresponding period of 2022, primarily due to reduced spending on user acquisition via advertisement.

● Average mobile MAUs of Hago was 5.0 million, compared to 7.6 million in the corresponding period of 2022, primarily due to reduced spending on user acquisition via advertisement.

● Global average mobile MAUs4 increased by 2.6% to 276.8 million from 269.8 million in the corresponding period of 2022.

● Total number of paying users of BIGO (including Bigo Live, Likee and imo)5 increased by 6.6% to 1.61 million from 1.51 million in the corresponding period of 2022.

● Average revenue per paying user of BIGO (including Bigo Live, Likee and imo)6 was US$253.4, compared to US$259.8 in the corresponding period of 2022.

Mr. David Xueling Li, Chairman and Chief Executive Officer of JOYY, commented, “We delivered a robust performance during the third quarter, highlighted by the ongoing recovery of BIGO’s revenue, profit, and user activity. As we continued to flexibly adapt to market dynamics and leveraged our local operational advantages, BIGO’s revenue for the third quarter grew by 2.2% year over year and by 4.9% compared to the previous quarter. Meanwhile, our dedicated operational strategies to optimize users’ content and social experiences drove BIGO’s enhanced user engagement and monetization. During the quarter, our global average mobile MAUs grew by 2.6% year over year and reached 276.8 million. Notably, Bigo Live sustained its strong growth trajectory in MAUs, increasing by 14.0% year over year to 40.3 million, while maintaining healthy growth in paying users and sequential improvement in average revenue per paying user. ”

“During the third quarter, we maintained our commitment to return value to shareholders, as we repurchased an additional 43.5 million of our shares. In the first three quarters of 2023, we have returned an aggregate amount of US$355.4 million to our shareholders through dividends and share buybacks. Moving forward, we remain committed to driving business recovery through product and operational innovation, fostering steady growth in operating cash flow, while prioritizing initiatives that align with our long-term strategies. With our proven business model and execution capabilities, we remain confident that we are well positioned to seize growth opportunities and generate long-term value for our shareholders.”

Third Quarter 2023 Financial Results

NET REVENUES

Net revenues were US$567.1 million in the third quarter of 2023, compared to US$586.7 million in the corresponding period of 2022.

Live streaming revenues were US$495.8 million in the third quarter of 2023, compared to US$542.8 million in the corresponding period of 2022, primarily due to our proactive adjustments to certain non-core products and the decrease in the average revenue per paying user of BIGO, partially offset by the increase in the number of paying users of BIGO.

Other revenues increased by 62.1% to US$71.3 million in the third quarter of 2023 from US$44.0 million in the corresponding period of 2022.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 2.3% to US$357.9 million in the third quarter of 2023 from US$366.5 million in the corresponding period of 2022. Revenue-sharing fees and content costs were US$232.3 million in the third quarter of 2023, compared to US$245.8 million in the corresponding period of 2022.

Gross profit was US$209.2 million in the third quarter of 2023, compared to US$220.2 million in the corresponding period of 2022. Gross margin was 36.9% in the third quarter of 2023, compared to 37.5% in the corresponding period of 2022.

OPERATING EXPENSES AND INCOME

Operating expenses were US$191.3 million in the third quarter of 2023, compared to US$202.2 million in the corresponding period of 2022. Among the operating expenses, sales and marketing expenses decreased to US$92.5 million in the third quarter of 2023 from US$96.8 million in the corresponding period of 2022, primarily due to the Company’s optimization of overall sales and marketing strategies across various product lines to be more focused on return-on-investment and effectiveness of user acquisition. Research and development expenses increased to US$71.6 million in the third quarter of 2023 from US$61.2 million in the corresponding period of 2022, primarily due to increased personnel-related expenses.

Operating income was US$12.0 million in the third quarter of 2023, compared to operating income of US$19.8 million in the corresponding period of 2022. Operating income margin was 2.1% in the third quarter of 2023, compared to operating income margin of 3.4% in the corresponding period of 2022.

Non-GAAP operating income7 was US$40.4 million in the third quarter of 2023, compared to US$43.1 million in the corresponding period of 2022. Non-GAAP operating income margin8 was 7.1% in the third quarter of 2023, compared to 7.4% in the corresponding period of 2022.

NET INCOME

Net income attributable to controlling interest of JOYY was US$72.9 million in the third quarter of 2023, compared to net income of US$515.3 million in the corresponding period of 2022. Our net income was higher in the third quarter of 2022 primarily due to a one-off remeasurement gain of an equity investment recorded upon the consolidation of the investee as previously announced on August 22, 2022, as part of the “gain on fair value change of investments.” Net income margin was 12.9% in the third quarter of 2023, compared to net income margin of 87.8% in the corresponding period of 2022.

Non-GAAP net income attributable to controlling interest and common shareholders of JOYY was US$81.2 million in the third quarter of 2023, compared to US$76.9 million in the corresponding period of 2022. Non-GAAP net income margin9 was 14.3% in the third quarter of 2023, compared to non-GAAP net income margin of 13.1% in the corresponding period of 2022.

NET INCOME PER ADS

Diluted net income per ADS10 was US$1.86 in the third quarter of 2023, compared to diluted net income per ADS of US$6.28 in the corresponding period of 2022.

Non-GAAP diluted net income per ADS11 was US$1.22 in the third quarter of 2023, compared to US$0.96 in the corresponding period of 2022.

BALANCE SHEET AND CASH FLOWS

As of September 30, 2023, the Company had cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments of US$3,822.8 million. For the third quarter of 2023, net cash from operating activities was US$72.9 million.

SHARES OUTSTANDING

As of September 30, 2023, the Company had a total of 1,215.9 million common shares outstanding, representing the equivalent of 60.8 million ADSs assuming the conversion of all common shares into ADSs.

Business Outlook

For the fourth quarter of 2023, the Company expects net revenues to be between US$551 million and US$579 million. This forecast reflects the Company’s current and preliminary views on the market, operational conditions and business strategies, which are subject to changes, particularly as to the potential impact from increasing macroeconomic uncertainties.

Recent Developments

Share Repurchase Program

During the third quarter of 2023, the Company had repurchased US$43.5 million of its shares pursuant to the pre-existing US$800 million share repurchase program. In November 2023, the Company’s board of directors authorized the renewal and continued usage of the unutilized quota under the pre-existing share repurchase program of US$530 million, which would originally expire in late November 2023, for another 12-month period commencing from the date hereof.

Director Appointment

The Company today announced the appointment of Ms. Ting Li, the Chief Operating Officer of the Company, to serve as a director of the Company, effective November 30, 2023.

Conference Call Information

The Company will hold a conference call at 9:00 PM U.S. Eastern Time on Wednesday, November 29, 2023 (10:00 AM Singapore/Hong Kong Time on Thursday, November 30, 2023). Details for the conference call are as follows:

Event Title: JOYY Inc. Third Quarter 2023 Earnings Conference Call

Conference ID: #10035209

All participants may use the link provided below to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique PIN by email.

PRE-REGISTER LINK:  https://s1.c-conf.com/diamondpass/10035209-d2mxkh.html

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.joyy.com.

The replay will be accessible through December 7, 2023, by dialing the following numbers:

United States:	1-855-883-1031
Singapore:	800-101-3223
Hong Kong:	800-930-639
Conference ID:	#10035209

About JOYY Inc.

JOYY is a leading global technology company with a mission to enrich lives through technology. JOYY currently operates several social products, including Bigo Live for live streaming, Likee for short-form videos, Hago for multiplayer social networking, an instant messaging product, and others. The Company has created a highly engaging and vibrant user community for users across the globe. JOYY’s ADSs have been listed on the NASDAQ since November 2012.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the global online communication social platform market; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; fluctuations in global economic and business conditions; the impact of the COVID-19 to JOYY’s business operations and the global economy; and assumptions underlying or related to any of the foregoing. A more detailed and full discussion of those risks and other potential risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward- looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating income, non-GAAP operating (loss) margin, non-GAAP net income (loss) attributable to controlling interest of JOYY, non-GAAP net income (loss) margin attributable to controlling interest of JOYY, non-GAAP net income (loss) attributable to common shareholders of JOYY, and basic and diluted non-GAAP net income (loss) per ADS, all of which are non-GAAP financial measures adjusted from the most comparable U.S. GAAP results. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain (loss) on disposal of subsidiaries and business. Non-GAAP operating (loss) margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) is net income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments (referring to share of income (loss) from equity method investments resulting from non-recurring or non-cash items of the equity method investments), gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of the above non-GAAP reconciling items. Non-GAAP net income (loss) attributable to controlling interest of JOYY is net income (loss) attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income attributable to non-controlling interest shareholders. Non-GAAP net income (loss) margin is non-GAAP net income (loss) attributable to controlling interest of JOYY as a percentage of net revenues. Non-GAAP net income (loss) attributable to common shareholders of JOYY is net income (loss) attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, gain on repurchase of redeemable convertible preferred shares of a subsidiary and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net income (loss) attributable to non-controlling interest shareholders. After the non-GAAP adjustment, non-GAAP net income (loss) attributable to controlling interests of JOYY is equal to the non-GAAP net income (loss) attributable to common shareholders of JOYY. Basic and diluted non-GAAP net income (loss) per ADS is non-GAAP net income (loss) attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and gain on repurchase of redeemable convertible preferred shares of a subsidiary which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) attributable to non-controlling interest shareholders, which are affected by the above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release.

Investor Relations Contact

JOYY Inc.

Jane Xie/Maggie Yan

Email: joyy-ir@joyy.com

ICR, Inc.

Robin Yang

Email: joyy@icrinc.com

1 On November 16, 2020, the Company entered into definitive agreements with Baidu, Inc. (“Baidu”). Pursuant to the agreements, Baidu would acquire JOYY’s domestic video-based entertainment live streaming business (“YY Live”), which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed on February 8, 2021, with certain matters remaining to be completed in the future, including necessary regulatory approvals from government authorities. As a result, the historical financial results of YY Live are reflected in the Company’s consolidated financial statements as discontinued operations and the Company ceased consolidation of YY Live business since February 8, 2021. On August 22, 2022, the Company announced that it has entered into a share subscription agreement with Shopline Corporation Limited (“Shopline”). As a result of and upon the closing of the transaction, the financial results of Shopline have been fully consolidated by the Company since September 6, 2022. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

For the avoidance of confusion, the continuing operations for the three months ended September 30, 2022, June 30, 2023 and September 30, 2023 and for the nine months ended September 30, 2022 and September 30, 2023, as presented in this press release, primarily consisted of BIGO, excluding YY Live.

2 Net income (loss) attributable to controlling interest of JOYY is net income (loss) less net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders.

3 Non-GAAP net income (loss) attributable to controlling interest of JOYY is a non-GAAP financial measure, which is defined as net income (loss) attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investment, amortization of intangible assets from business acquisitions, gain (loss) on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds amortization to face value, income tax effects of the above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to US$8.3 million and US$438.3 million in the third quarter of 2023 and 2022, respectively. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

4 Refers to mobile average monthly active users of the social entertainment platforms operated by the Company, including Bigo Live, Likee, imo and Hago. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

5 The number of paying users during a given period is calculated as the cumulative number of registered user accounts that have purchased virtual items or other products and services on platforms including Bigo Live, Likee and imo at least once during the relevant period.

6 Average revenue per user is calculated by dividing our total revenues from live streaming on platforms including Bigo Live, Likee and imo during a given period by the number of paying users for the Company’s live streaming services on these platforms for that period.

7 Non-GAAP operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain on disposal of subsidiaries and business. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

8 Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) as a percentage of net revenues. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

9 Non-GAAP net income (loss) margin is non-GAAP net income (loss) attributable to controlling interest of JOYY as a percentage of net revenues.

10 ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders of JOYY divided by weighted average number of diluted ADS.

11 Non-GAAP diluted net income (loss) per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of diluted net income (loss) per ADS. Please refer to the section titled “Use of Non-GAAP Financial Measures” and the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this press release for details.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	September 30,
	2022	2023
	US$	US$
Assets
Current assets
Cash and cash equivalents	1,214,449	1,239,733
Restricted cash and cash equivalents	303,370	317,105
Short-term deposits	2,360,545	1,911,162
Restricted short-term deposits	47,741	82,243
Short-term investments	362,640	272,542
Accounts receivable, net	117,927	119,884
Amounts due from related parties	1,794	1,290
Prepayments and other current assets(1)	236,183	228,250

Total current assets	4,644,649	4,172,209

Non-current assets
Investments	660,404	544,203
Property and equipment, net	343,201	377,050
Land use rights, net	330,005	313,875
Intangible assets, net	398,300	349,716
Right-of-use assets, net	33,196	29,415
Goodwill	2,649,307	2,649,260
Other non-current assets	12,591	13,455

Total non-current assets	4,427,004	4,276,974

Total assets	9,071,653	8,449,183

Liabilities, mezzanine equity and shareholders’ equity
Short-term loan	37,270	71,311
Accounts payable	56,000	57,101
Deferred revenue	86,014	75,766
Advances from customers	3,532	5,765
Income taxes payable	78,103	84,630
Accrued liabilities and other current liabilities(1)	2,360,002	2,341,376
Amounts due to related parties	3,225	2,388
Lease liabilities due within one year	12,451	10,460
Convertible bonds	435,087	405,364

Total current liabilities	3,071,684	3,054,161

Non-current liabilities
Convertible bonds	401,173	-
Lease liabilities	21,601	19,654
Deferred revenue	9,765	11,032
Deferred tax liabilities	64,262	56,165
Other non-current liabilities	436	-

Total non-current liabilities	497,237	86,851

Total liabilities	3,568,921	3,141,012

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31,	September 30,
	2022	2023
	US$	US$
Mezzanine equity	91,366	21,733

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,317,840,464 shares issued and 1,066,177,028 shares outstanding as of December 31, 2022; 1,317,840,464 shares issued and 889,400,255 shares outstanding as of September 30, 2023, respectively)	13	9
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2022 and September 30, 2023, respectively)	3	3
Treasury Shares (US$0.00001 par value; 251,663,436 and 428,440,209 shares held as of December 31, 2022 and September 30, 2023, respectively)	(655,141)	(913,939)
Additional paid-in capital	3,277,978	3,255,707
Statutory reserves	32,536	32,132
Retained earnings	2,685,063	2,907,253
Accumulated other comprehensive loss	(162,235)	(222,388)

Total JOYY Inc.’s shareholders’ equity	5,178,217	5,058,777

Non-controlling interests	233,149	227,661

Total shareholders’ equity	5,411,366	5,286,438

Total liabilities, mezzanine equity and shareholders’ equity	9,071,653	8,449,183

(1)	JOYY has ceased consolidation of YY Live business since February 8, 2021 and classified and presented all the related assets and liabilities related to YY Live business on a net basis within prepayments and other current assets. The consideration received by the Company to date has recorded as advance payments received within accrued liabilities and other current liabilities.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Net revenues
Live streaming(1)	542,757	476,981	495,801	1,698,095	1,493,175
Others	43,972	70,353	71,268	108,512	204,856

Total net revenues	586,729	547,334	567,069	1,806,607	1,698,031

Cost of revenues(2)	(366,514)	(349,566)	(357,914)	(1,166,809)	(1,086,482)

Gross profit	220,215	197,768	209,155	639,798	611,549

Operating expenses(2)
Research and development expenses	(61,207)	(75,540)	(71,608)	(188,181)	(222,923)
Sales and marketing expenses	(96,841)	(87,205)	(92,515)	(299,623)	(277,319)
General and administrative expenses	(44,165)	(28,966)	(27,139)	(99,940)	(88,074)

Total operating expenses	(202,213)	(191,711)	(191,262)	(587,744)	(588,316)

Loss on deconsolidation and disposal of subsidiaries	-	-	(6,177)	-	(6,177)
Other income	1,825	3,382	333	12,852	6,963

Operating income	19,827	9,439	12,049	64,906	24,019

Interest expenses	(3,163)	(3,057)	(2,139)	(9,588)	(8,305)
Interest income and investment income	24,967	46,602	47,330	61,128	138,067
Foreign currency exchange gains (losses), net	15,564	20,316	(5,143)	24,709	5,252
Gain (loss) on disposal and deemed disposal of investments	223	77,737	(2,673)	1,748	74,851
Gain (loss) on fair value change of investments	430,622	(2,235)	7,112	411,772	6,162
Gain on extinguishment of debt and derivative	56,159	-	-	62,291	-

Income before income tax expenses	544,199	148,802	56,536	616,966	240,046

Income tax expenses	(7,881)	(5,382)	(3,001)	(30,020)	(16,541)

Income before share of (loss) income in equity method investments, net of income taxes	536,318	143,420	53,535	586,946	223,505

Share of (loss) income in equity method investments, net of income taxes	(26,800)	3,885	11,545	(95,326)	8,824

Net income	509,518	147,305	65,080	491,620	232,329

Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	5,735	7,798	7,812	14,807	23,652

Net income attributable to controlling interest of JOYY Inc.	515,253	155,103	72,892	506,427	255,981

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(1,396)	(1,566)	(1,566)	(3,896)	(4,698)
Gain on repurchase of redeemable convertible preferred shares of a subsidiary	-	-	52,583	-	52,583
Cumulative dividend on subsidiary’s Series A Preferred Shares	(1,000)	(1,000)	-	(3,000)	(2,000)

Net income attributable to common shareholders of JOYY Inc.	512,857	152,537	123,909	499,531	301,866

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Net income per ADS
——Basic	7.12	2.27	1.99	6.90	4.53
——Diluted	6.28	2.02	1.86	6.15	4.11

Weighted average number of ADS used in calculating net income per ADS
——Basic	72,060,234	67,273,951	62,266,339	72,421,032	66,633,991
——Diluted	82,157,570	76,872,137	67,669,387	82,731,200	75,061,963

(1)    Live streaming revenues by geographical areas were as follows:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Mainland China	118,598	67,535	59,525	357,471	235,833
Others	424,159	409,446	436,276	1,340,624	1,257,342

(2)    Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Cost of revenues	1,056	1,025	493	6,945	2,754
Research and development expenses	6,649	5,526	4,108	18,152	15,395
Sales and marketing expenses	(62)	320	110	471	664
General and administrative expenses	2,182	2,227	1,586	7,538	5,921

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Operating income	19,827	9,439	12,049	64,906	24,019
Share-based compensation expenses	9,825	9,098	6,297	33,106	24,734
Amortization of intangible assets from business acquisitions	13,474	15,890	15,890	38,248	47,670
Loss on deconsolidation and disposal of subsidiaries	-	-	6,177	-	6,177

Non-GAAP operating income	43,126	34,427	40,413	136,260	102,600

Net income	509,518	147,305	65,080	491,620	232,329
Share-based compensation expenses	9,825	9,098	6,297	33,106	24,734
Amortization of intangible assets from business acquisitions	13,474	15,890	15,890	38,248	47,670
Loss on deconsolidation and disposal of subsidiaries	-	-	6,177	-	6,177
(Gain) loss on disposal and deemed disposal of investments	(223)	(77,737)	2,673	(1,748)	(74,851)
(Gain) loss on fair value change of investments	(430,622)	2,235	(7,112)	(411,772)	(6,162)
Gain on extinguishment of debt and derivative	(56,159)	-	-	(62,291)	-
Interest expenses related to the convertible bonds’ amortization to face value	601	528	238	1,849	1,344
Income tax effects on non-GAAP adjustments	(2,591)	(3,128)	(4,070)	(3,276)	(9,509)
Reconciling items on the share of equity method investments	26,679	(3,572)	(10,521)	50,596	(13,369)

Non-GAAP net income	70,502	90,619	74,652	136,332	208,363

Net income attributable to common shareholders of JOYY Inc.	512,857	152,537	123,909	499,531	301,866
Share-based compensation expenses	9,825	9,098	6,297	33,106	24,734
Amortization of intangible assets from business acquisitions	13,474	15,890	15,890	38,248	47,670
Loss on deconsolidation and disposal of subsidiaries	-	-	6,177	-	6,177
(Gain) loss on disposal and deemed disposal of investments	(223)	(77,737)	2,673	(1,748)	(74,851)
(Gain) loss on fair value change of investments	(430,622)	2,235	(7,112)	(411,772)	(6,162)
Gain on extinguishment of debt and derivative	(56,159)	-	-	(62,291)	-
Interest expenses related to the convertible bonds’ amortization to face value	601	528	238	1,849	1,344
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	2,396	2,566	1,566	6,896	6,698
Gain on repurchase of redeemable convertible preferred shares of a subsidiary	-	-	(52,583)	-	(52,583)
Income tax effects on non-GAAP adjustments	(2,591)	(3,128)	(4,070)	(3,276)	(9,509)
Reconciling items on the share of equity method investments	26,679	(3,572)	(10,521)	50,596	(13,369)
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	698	(1,115)	(1,311)	(1,861)	(3,693)

Non-GAAP net income attributable to controlling interest and common shareholders of JOYY Inc.	76,935	97,302	81,153	149,278	228,322

Non-GAAP net income per ADS
——Basic	1.07	1.45	1.30	2.06	3.43
——Diluted	0.96	1.29	1.22	1.89	3.12

Weighted average number of ADS used in calculating Non-GAAP net income per ADS
——Basic	72,060,234	67,273,951	62,266,339	72,421,032	66,633,991
——Diluted	82,157,570	76,872,137	67,669,387	82,731,200	75,061,963

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2023
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	468,577	27,224	-	495,801
Others	25,486	46,241	(459)	71,268

Total net revenues	494,063	73,465	(459)	567,069

Cost of revenues(2)	(299,231)	(58,785)	102	(357,914)

Gross profit	194,832	14,680	(357)	209,155

Operating expenses(2)
Research and development expenses	(39,684)	(32,191)	267	(71,608)
Sales and marketing expenses	(75,715)	(16,828)	28	(92,515)
General and administrative expenses	(11,297)	(15,904)	62	(27,139)

Total operating expenses	(126,696)	(64,923)	357	(191,262)

Loss on deconsolidation and disposal of subsidiaries	-	(6,177)	-	(6,177)
Other income (expenses)	373	(40)	-	333

Operating income (loss)	68,509	(56,460)	-	12,049

Interest expenses	(1,768)	(1,667)	1,296	(2,139)
Interest income and investment income	11,158	37,468	(1,296)	47,330
Foreign currency exchange losses, net	(4,349)	(794)	-	(5,143)
Loss on disposal and deemed disposal of investments	-	(2,673)	-	(2,673)
Gain on fair value change of investments	312	6,800	-	7,112

Income (loss) before income tax (expenses) benefits	73,862	(17,326)	-	56,536

Income tax (expenses) benefits	(3,626)	625	-	(3,001)

Income (loss) before share of income in equity method investments, net of income taxes	70,236	(16,701)	-	53,535

Share of income in equity method investments, net of income taxes	-	11,545	-	11,545

Net income (loss)	70,236	(5,156)	-	65,080

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and all other segments, and interest income and interest expenses generated from the loan between BIGO and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2023

	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	406	87	493
Research and development expenses	1,752	2,356	4,108
Sales and marketing expenses	37	73	110
General and administrative expenses	20	1,566	1,586

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2023
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	68,509	(56,460)	12,049
Share-based compensation expenses	2,215	4,082	6,297
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890
Loss on deconsolidation and disposal of subsidiaries	-	6,177	6,177

Non-GAAP operating income (loss)	81,949	(41,536)	40,413

Net income (loss)	70,236	(5,156)	65,080
Share-based compensation expenses	2,215	4,082	6,297
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890
Loss on deconsolidation and disposal of subsidiaries	-	6,177	6,177
Loss on disposal and deemed disposal of investments	-	2,673	2,673
Gain on fair value change of investments	(312)	(6,800)	(7,112)
Interest expenses related to the convertible bonds’ amortization to face value	-	238	238
Income tax effects on non-GAAP adjustments	(1,415)	(2,655)	(4,070)
Reconciling items on the share of equity method investments	-	(10,521)	(10,521)

Non-GAAP net income (loss)	81,949	(7,297)	74,652

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2023
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	445,169	31,812	-	476,981
Others	25,885	44,860	(392)	70,353

Total net revenues	471,054	76,672	(392)	547,334

Cost of revenues(2)	(287,587)	(62,069)	90	(349,566)

Gross profit	183,467	14,603	(302)	197,768

Operating expenses(2)
Research and development expenses	(41,727)	(34,042)	229	(75,540)
Sales and marketing expenses	(70,652)	(16,574)	21	(87,205)
General and administrative expenses	(12,587)	(16,431)	52	(28,966)

Total operating expenses	(124,966)	(67,047)	302	(191,711)

Other income	1,914	1,468	-	3,382

Operating income (loss)	60,415	(50,976)	-	9,439

Interest expenses	(1,727)	(2,643)	1,313	(3,057)
Interest income and investment income	9,882	38,033	(1,313)	46,602
Foreign currency exchange gains (losses), net	22,031	(1,715)	-	20,316
Gain on disposal and deemed disposal of investments	-	77,737	-	77,737
(Loss) gain on fair value change of investments	(2,460)	225	-	(2,235)

Income before income tax expenses	88,141	60,661	-	148,802

Income tax expenses	(4,478)	(904)	-	(5,382)

Income before share of income in equity method investments, net of income taxes	83,663	59,757	-	143,420

Share of income in equity method investments, net of income taxes	-	3,885	-	3,885

Net income	83,663	63,642	-	147,305

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and all other segments, and interest income and interest expenses generated from the loan between BIGO and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2023
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	410	615	1,025
Research and development expenses	2,532	2,994	5,526
Sales and marketing expenses	170	150	320
General and administrative expenses	700	1,527	2,227

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2023
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	60,415	(50,976)	9,439
Share-based compensation expenses	3,812	5,286	9,098
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890

Non-GAAP operating income (loss)	75,452	(41,025)	34,427

Net income	83,663	63,642	147,305
Share-based compensation expenses	3,812	5,286	9,098
Amortization of intangible assets from business acquisitions	11,225	4,665	15,890
Gain on disposal and deemed disposal of investments	-	(77,737)	(77,737)
Loss (gain) on fair value change of investments	2,460	(225)	2,235
Interest expenses related to the convertible bonds’ amortization to face value	-	528	528
Income tax effects on non-GAAP adjustments	(1,415)	(1,713)	(3,128)
Reconciling items on the share of equity method investments	-	(3,572)	(3,572)

Non-GAAP net income (loss)	99,745	(9,126)	90,619

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2022
	BIGO	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	459,020	83,737	-	542,757
Others	24,312	19,709	(49)	43,972

Total net revenues	483,332	103,446	(49)	586,729

Cost of revenues(2)	(292,662)	(73,901)	49	(366,514)

Gross profit	190,670	29,545	-	220,215

Operating expenses(2)
Research and development expenses	(35,618)	(25,589)	-	(61,207)
Sales and marketing expenses	(75,460)	(21,381)	-	(96,841)
General and administrative expenses	(22,715)	(21,450)	-	(44,165)

Total operating expenses	(133,793)	(68,420)	-	(202,213)

Other income	1,088	737	-	1,825

Operating income (loss)	57,965	(38,138)	-	19,827

Interest expenses	(1,242)	(2,873)	952	(3,163)
Interest income and investment income	2,439	23,480	(952)	24,967
Foreign currency exchange gains, net	15,388	176	-	15,564
Gain on disposal and deemed disposal of investments	-	223	-	223
Gain on fair value change of investments	367	430,255	-	430,622
Gain on extinguishment of debt and derivative	-	56,159	-	56,159

Income before income tax expenses	74,917	469,282	-	544,199

Income tax expenses	(4,435)	(3,446)	-	(7,881)

Income before share of loss in equity method investments, net of income taxes	70,482	465,836	-	536,318

Share of loss in equity method investments, net of income taxes	-	(26,800)	-	(26,800)

Net income	70,482	439,036	-	509,518

(1)	The elimination mainly consists of revenues and expenses generated from services among BIGO and all other segments, and interest income and interest expenses generated from the loan between BIGO and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2022
	BIGO	All other	Total
	US$	US$	US$
Cost of revenues	357	699	1,056
Research and development expenses	3,231	3,418	6,649
Sales and marketing expenses	(158)	96	(62)
General and administrative expenses	766	1,416	2,182

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2022
	BIGO	All other	Total
	US$	US$	US$
Operating income (loss)	57,965	(38,138)	19,827
Share-based compensation expenses	4,196	5,629	9,825
Amortization of intangible assets from business acquisitions	11,225	2,249	13,474

Non-GAAP operating income (loss)	73,386	(30,260)	43,126

Net income	70,482	439,036	509,518
Share-based compensation expenses	4,196	5,629	9,825
Amortization of intangible assets from business acquisitions	11,225	2,249	13,474
Gain on disposal and deemed disposal of investments	-	(223)	(223)
Gain on fair value change of investments	(367)	(430,255)	(430,622)
Gain on extinguishment of debt and derivative	-	(56,159)	(56,159)
Interest expenses related to the convertible bonds’ amortization to face value	-	601	601
Income tax effects on non-GAAP adjustments	(1,415)	(1,176)	(2,591)
Reconciling items on the share of equity method investments	-	26,679	26,679

Non-GAAP net income (loss)	84,121	(13,619)	70,502